EXHIBIT 21.1

LIST OF SUBSIDIARIES OF DELTA TUCKER HOLDINGS, INC.

Subsidiary Name	State/Country of Organization

DynCorp International Inc.	Delaware

Casals & Associates, Inc.	Virginia

DynCorp International LLC	Delaware

DCH Limited	United Kingdom

DI Aerospace Integrated Solutions Ltda	Colombia

DI Air Colombia SAS	Colombia

DIV Capital Corporation	Delaware

DTS Aviation Services LLC	Nevada

DynCorp Aerospace Operations LLC	Delaware

DynCorp Aerospace Operations (UK) Ltd.	United Kingdom

DynCorp (Aust.) Pty. Limited	Australia

DynCorp International Services LLC	Virginia

DynCorp International Services GmbH	Germany

Dyn Marine Services of Virginia LLC	Virginia

Phoenix Consulting Group, LLC	Alabama

Services International LLC	Delaware

Worldwide Humanitarian Services LLC	Delaware

Worldwide Recruiting and Staffing Services LLC	Delaware